MORGAN STANLEY ETF-MAP 2 INDEX SUPPLEMENT (To Prospectus dated November 19, 2014)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-200365
GLOBAL MEDIUM-TERM SECURITIES, SERIES F Senior Securities Morgan Stanley ETF-MAP 2 Index Information

MORGAN STANLEY August 27, 2015

Table of Contents

Summary of the Morgan Stanley ETF-MAP 2 Index	IS-3

Risk Factors	IS-10

Description of Index Methodology	IS-15

We, Morgan Stanley, may from time to time offer and sell securities linked to the Morgan Stanley ETF-MAP 2 Index (the “Index”) or to a weighted basket of components that includes the Index. This index supplement describes the Index to which the securities may be linked, as well as related matters concerning the fact that an affiliate of Morgan Stanley is both the sponsor and publisher of the Index. Additional terms that will generally apply to the securities are described in the accompanying product supplement or preliminary pricing supplement.

This index supplement supplements the terms described in the accompanying product supplement or preliminary pricing supplement and the accompanying prospectus. Separate preliminary terms or a separate pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the description of the Index specified below. If the terms described in the relevant preliminary terms or pricing supplement are inconsistent with those described herein or in any accompanying product supplement or the accompanying prospectus, the terms described in the relevant preliminary terms or pricing supplement will control. In addition, if this index supplement and any accompanying product supplement contains information relating to the Index to which the securities are linked, the information contained in the document with the most recent date will control.

Summary of the Morgan Stanley ETF-MAP 2 Index

The Morgan Stanley ETF-MAP 2 Index (the “Index”) has been developed by and is calculated, published and rebalanced by Morgan Stanley & Co. LLC. ETF-MAP stands for “Exchange-Traded Fund – Multi-Asset Portfolio.” The Index is a rules-based quantitative strategy (the “Index Methodology”) which uses modern portfolio theory principles and the related concept of efficient frontier to attempt to maximize returns for a given level of risk. The Index is comprised of three sub-indices (each, a “Sub-Index” and together, the “Sub-Indices”). The potential components of each Sub-Index consist of U.S.-listed exchange traded funds (“ETFs”), representing U.S. and non-U.S. equities, fixed income securities, commodities and real estate, and the Morgan Stanley 2 Year Treasury Index (collectively, the “Index Components”).[1] Each Sub-Index is calculated on an excess return basis, and therefore the respective level of each Sub-Index is determined by the weighted return of the optimized portfolio of Index Components for such Sub-Index (each, an “Asset Portfolio”) reduced by the return on an equivalent cash investment receiving the Federal Funds rate. The level of the Index, which is published in respect of each day the New York Stock Exchange is open for trading, tracks the average daily return of the Sub-Indices.

Each Sub-Index is rebalanced once per month according to a pre-determined schedule (“Monthly Rebalancing”). Each Sub-Index is rebalanced using the same methodology, but at different times of each month. The Monthly Rebalancing for each Sub-Index will occur over a period of several trading days (each such trading day, a “Rebalancing Date”). During each Monthly Rebalancing for a Sub-Index, the Index Methodology determines the optimal weightings of each component in the Asset Portfolio for such Sub-Index by analyzing historical returns and volatility for each Index Component and the historical correlation between each pair of components. In particular, the Index Methodology seeks to determine the Asset Portfolio for such Sub-Index that had the maximum historical return with

5% annualized volatility during the prior 63-trading-day period. The exposure of each Sub-Index to each market sector and the weighting of each Index Component are subject to limits as outlined below.

In addition, there is a Daily Allocation for each Sub-Index, based on a 5% volatility target (the “Volatility Target”), between its respective Asset Portfolio and cash.[2] Accordingly, the exposure of each Sub-Index to its respective Asset Portfolio will be monitored and adjusted so that it generally equals the Volatility Target divided by the Realized Volatility (as defined below) of the Asset Portfolio for the relevant Sub-Index. The amount of the reduction in the exposure to the Asset Portfolio for any Sub-Index will be allocated to cash. For each Sub-Index, the sum of allocations to its respective Asset Portfolio and cash will not exceed 100%.

A servicing cost of 0.50% per annum, calculated on a daily basis, is deducted when calculating the performance of the Index.

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[1] For more information, see “Index Components” on page IS-17 of this index supplement.

[2] Volatility is a market standard statistical measure of the magnitude and frequency of price changes of a financial asset over a period of time, used by the market to assess the riskiness of the asset. There is no guarantee that the Sub-Indices, and therefore the Index, will achieve this Volatility Target level and the actual volatility of the Index shown in the retrospectively simulated historical data has often exceeded 5%. In addition, as the Index is long-only and will not use leverage, it may not be possible to achieve the Volatility Target during periods of very low volatility.

Key features of the Index include:

•	A rules-based, quantitative approach weights the Index Components of the Sub-Indices to determine the Asset Portfolio for each Sub-Index with the maximum historical return with 5% volatility.

•	Liquid, price-transparent Index Components comprised of U.S.-listed ETFs, representing U.S. and non-U.S. equities, fixed income securities, commodities and real estate, and the Morgan Stanley 2 Year Treasury Index.

•	A Daily Allocation in respect of each Sub-Index based on a 5% Volatility Target attempts to reduce the impact of price fluctuations on the value of the Index and guard against market volatility.

•	Each Sub-Index level equals the weighted total return of the respective Asset Portfolio, including reinvested dividends, less the return on an equivalent cash investment receiving the Federal Funds rate, because each Sub-Index is an “excess return” index.

•	The level of the Index (the “Index Level”) tracks the average daily return of the Sub-Indices.

•	The Index Level is calculated daily by Morgan Stanley & Co. LLC (the “Calculation Agent”) and published on Bloomberg.

•	The Index is sponsored by Morgan Stanley & Co. LLC (the “Index Sponsor”).
Performance in the tables and graphs below is simulated from December 31, 2002 until June 15, 2014 and actual from June 16, 2014 (the inception date of the Index) onward.

Simulated and Actual Index Performance

The inception date for the Index was June 16, 2014. The performance of the Index prior to June 16, 2014 is a hypothetical retrospective simulation calculated by Morgan Stanley & Co. LLC, using the same methodology as is currently employed for calculating the Index based on historical data. A retrospective simulation means that no actual investment which allowed a tracking of the performance of the Index existed at any time during the period of the retrospective simulation. In addition, the Morgan Stanley 2 Year Treasury Index and certain ETFs included in the Index Components existed for only a portion of the period for which Morgan Stanley & Co. LLC has calculated hypothetical retrospective values. For any period during which data for the Morgan Stanley 2 Year Treasury Index or one or more ETFs did not exist, the historical simulation is based on (i) the value of the Morgan Stanley 2 Year Treasury Index based on simulated historical performance and (ii) the value of each ETF’s benchmark index less the relevant ETF’s current expense ratio. Therefore, information of the Index prior to June 16, 2014 is hypothetical only and does not reflect actual historical performance.

Investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to June 16, 2014. Such data must be considered illustrative only.

You should not take the historical or hypothetical retrospective values of the Index as an indication of its future performance.

Index Returns Graph: Change in Index Level	Index Volatility Graph: 12-Month Rolling Volatility
Index

Source: Morgan Stanley. Data based on simulated returns from December 31, 2002 to June 15, 2014 and actual returns thereafter. See Page IS-6 “Use of Simulated Returns”.
Index Returns[1]
	12/31/2002-7/31/2015	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015[1]
Returns	7.1%	18.8%	7.0%	3.0%	7.5%	3.7%	0.8%	11.0%	11.1%	10.8%	5.4%	5.5%	6.8%	-0.3%
Volatility (annualized)	5.1%	4.9%	5.3%	5.4%	5.0%	5.6%	4.8%	4.8%	5.5%	5.2%	4.7%	5.2%	5.1%	5.3%
Returns/Volatility	1.39	3.81	1.32	0.55	1.50	0.66	0.17	2.31	2.03	2.09	1.17	1.06	1.34	-0.05
Data based on simulated returns from December 31, 2002 to June 15, 2014 and actual returns thereafter. 1 All returns except year-to-date 2015 returns are annualized.

Use of Simulated Returns

Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed between December 31, 2002 and June 15, 2014, prior to its actual existence. The results obtained from such “back-testing” should not be considered indicative of the actual results that might be obtained from an investment in the Index. The actual performance of the Index may vary significantly from the results obtained from back-testing. Unlike an actual performance record, simulated results are achieved by means of the retroactive application of a back-tested model itself designed with the benefit of hindsight and knowledge of factors that may have possibly affected its performance. Morgan Stanley provides no assurance or guarantee that securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. In addition, results obtained from back-testing include hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of any expenses that an investor in any product, the return of which is linked to the performance of the Index, would have paid or actually paid and do not account for all financial risk that may affect the actual performance of any such investment. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this index supplement. Because the Morgan Stanley 2 Year Treasury Index and certain ETFs included in the Index Components existed for only a portion of the back-tested period, substitute data has been used for portions of the simulation. Wherever data for the Morgan Stanley 2 Year Treasury Index or one or more ETFs did not exist, the simulation has included (i) the value of the Morgan Stanley 2 Year Treasury Index based on simulated historical performance and (ii) the value of each ETF’s benchmark index less the relevant current expense ratio. The purpose of this data substitution is to replicate as nearly as possible the returns that would have been expected had the Morgan Stanley 2 Year Treasury Index and the ETF existed and, in the case of an ETF, tracked its relevant benchmark index.

Simulated and Actual Return, Risk and Allocation Data

Morgan Stanley ETF-MAP 2 Index vs. Major Benchmark Indices

Source: Morgan Stanley Data based on simulated returns from December 31, 2002 to June 15, 2014 and actual returns thereafter. See Page IS-6 “Use of Simulated Returns”.
Index Returns
	Morgan Stanley ETF-MAP 2 Index	S&P 500 Index (Excess Return)	Barclays Aggregate Index (Excess Return)	MSCI World Index (Excess Return)	Dow Jones-UBS Commodity Index (Excess Return)
12 Month Return[1]	1.52%	11.08%	2.71%	5.46%	-28.25%
3 Year Return[2] (Annualized)	3.84%	17.45%	1.48%	15.07%	-13.97%
5 Year Return[3] (Annualized)	7.03%	16.09%	3.15%	12.33%	-7.32%
Full Period Return[4] (Annualized)	7.14%	7.76%	2.91%	7.84%	-1.45%
Full Period Volatility (Annualized)	5.13%	19.29%	3.77%	16.62%	17.62%
Full Period Sharpe Ratio	1.39	0.40	0.77	0.47	-0.08
Maximum Yearly Drawdown[5]	-9.8%	-52.0%	-5.7%	-55.3%	-57.1%

Source: Morgan Stanley

1	Returns for the Index are from July 31, 2014 to July 31, 2015.

2	Returns for the Index are from July 31, 2012 to July 31, 2015, including simulated returns from July 31, 2012 to June 15, 2014 and actual returns thereafter.

3	Returns for the Index are from July 31, 2010 to July 31, 2015, including simulated returns from July 31, 2010 to June 15, 2014 and actual returns thereafter.

4	Returns for the Index are from December 31, 2002 to July 31, 2015, including simulated returns from December 31, 2002 to June 15, 2014 and actual returns thereafter.

5	Maximum peak-to-trough decline over rolling 12-month periods.

The chart below illustrates the Morgan Stanley ETF-MAP 2 Index overall allocations among sectors and cash during the period December 31, 2002 through July 31, 2015.

Index Quarterly Asset Allocations

Source: Morgan Stanley Data based on simulated returns from May 3, 1999 to June 15, 2014 and actual returns thereafter. See Page IS-6 “Use of Simulated Returns”.

The chart below illustrates the “Sharpe Ratio”, based on annualized returns and annualized volatility, of the Index and each possible Index Component during the period December 31, 2002 to July 31, 2015. The Sharpe Ratio is generally defined as the excess of the return on an asset over a risk-free return, reflecting the Federal Funds rate, divided by the volatility of the return on the asset. In general, a higher Sharpe Ratio illustrates greater returns per each unit of risk assumed. In the chart, the Index is the only investment option whose Sharpe Ratio is greater than one. There can be no guarantee that the returns, volatility or Sharpe Ratio of the Index or the Index Components will continue to demonstrate the relationships demonstrated below, and in the future the Sharpe Ratio of any or all of the Index Components may exceed the Sharpe Ratio of the Index.

Morgan Stanley ETF-MAP 2 Index Sharpe Ratio vs. Individual Index Component Sharpe Ratio

Source: Morgan Stanley Data based on simulated returns from December 31, 2002 to June 15, 2014 and actual returns thereafter. See Page IS-6 “Use of Simulated Returns”.

Risk Factors

The following is a non-exhaustive list of certain key risk factors related to the Index and for investors in securities linked to the Index. For further discussion of these and other risks, you should read the relevant pricing supplement and prospectus or offering documents. You should also consult with your investment, legal, tax, accounting and other advisors in connection with the Index and any instrument linked to the Index.

•	Low Volatility in the Index Is Not Synonymous with Low Risk in an Investment Linked to the Index. For example, even if the volatility of the Index was in line with the Volatility Target, the Index Level may decrease over time, which may result in a loss, and possibly a significant loss, on an investment linked to the Index.

•	The Level of the Index Can Go Down As Well As Up. Please see “Simulated and Actual Index Performance” and “Simulated and Actual Return, Risk and Allocation Data” above.

•	Each Sub-Index’s Portfolio of Index Components Is Varied and Represents a Number of Different Asset Classes in a Number of Different Sectors. Prospective investors should be experienced with respect to, and be able to evaluate and understand the risks of (either alone or with the investor’s investment, legal, tax, accounting and other advisors), transactions in investments the value of which is derived from different asset classes and sectors.

•	Each Sub-Index, and therefore the Index, May at Any Time Be Composed of a Very Limited Number of ETFs. The components of each Sub-Index’s Asset Portfolio are varied and will be selected from the Index Components according to the Index Methodology. Therefore, at any time, the Sub-Indices may be composed of a very limited number of ETFs, and investors in instruments linked to the Index could be exposed to the risks associated with a concentrated investment in that limited number of ETFs.

•	The Value of the Index and Any Instrument Linked to the Index May Increase or Decrease Due to a Number of Factors, Many of Which Are Beyond Our Control. The nature and weighting of the Index Components can vary significantly, and no assurance can be given as to the allocations of the Sub-Indices to any Index Component at any time.
•	While Each Sub-Index, and Therefore the Index, Has a Volatility Target of 5%, There Can Be No Guarantee, Even If Each Sub-Index’s Allocation to its Respective Asset Portfolio Is Adjusted As Frequently As Is Permitted (i.e., Daily), That the Realized Volatility of the Index Will Not be Less Than or Greater Than 5%. In fact, the historical volatility of the Index, based on simulated returns, has generally been between 4% and 6%.

•	There Can Be No Assurance That the Actual Volatility of the Index Will Be Lower Than the Volatility of Any or All of the Index Components.

•	The Volatility Target Feature of the Index May Dampen its Performance in Bullish Markets. The Index is designed to achieve a Volatility Target of 5% regardless of the direction of price movements in the market. Therefore, in bullish markets, if the Realized Volatility is higher than the Target Volatility, the adjustments to the respective Asset Portfolios of the Sub-Indices through Monthly Rebalancing or Daily Allocation might dampen the performance of the Index. The selection of the Index Components, as well as the Volatility Target feature, may cause the Index to underperform one or more of the Index Components.

•	The Future Performance of the Index May Bear Little or No Relation to the Historical or Hypothetical Retrospective Performance of the Index. Among other things, the trading prices of the Index Components and the dividends paid on the Index Components will impact the level and the volatility of the Index. It is impossible to predict whether the level of the Index will rise or fall.

•	The Index Was Established on June 16, 2014 and Therefore Has a Very Limited History. The performances of the Index and some of the component data have been retrospectively simulated for the period from December 31, 2002 to June 15, 2014. As such, performance for periods prior to the establishment of the Index has been retrospectively simulated by Morgan Stanley & Co. LLC on a hypothetical basis. A retrospective simulation means that no actual investment which allowed a tracking of the performance of the Index existed at any time during the period of the retrospective simulation. The methodology and the Index used for the calculation and retrospective simulation of the Index has been developed with the advantage of hindsight. In reality, it is not possible to invest with the advantage of hindsight and therefore this historical performance is purely theoretical and may not be indicative of future performance. In addition, the Morgan Stanley 2 Year Treasury Index and certain ETFs included in the Index Components existed for only a portion of the period for which Morgan Stanley & Co. LLC has calculated hypothetical retrospective values. For any period during which data for the Morgan Stanley 2 Year Treasury Index or one or more ETFs did not exist, the historical simulation is based on (i) the value of the Morgan Stanley 2 Year Treasury Index based on simulated historical performance and (ii) the value of each ETF’s benchmark index less the relevant ETF’s current expense ratio. Investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to June 16, 2014. Such data must be considered illustrative only. The historical data may not reflect future performance and no assurance can be given as to the level of the Index at any time.

•	As the Index Is New and Has Very Limited Actual Historical Performance, Any Investment in the Index May Involve Greater Risk Than an Investment in an Index With Longer Actual Historical Performance and a Proven Track Record.

•	The Index is Calculated on an Excess Return Basis. The level of the Index tracks the average daily return of the Sub-Indices. The level of each Sub-Index is calculated as the excess of the weighted return of the Asset Portfolio for such Sub-Index over an equivalent cash investment receiving the Federal Funds rate. As a result, the level of each Sub-Index, and therefore the level of the Index, reflects a deduction of the Federal Funds rate that would apply to such a cash investment, and is less than the average return on the weighted Asset Portfolios of the Sub-Indices. Changes in the Federal Funds rate will affect the value of the Index. In particular, an increase in the Federal Funds rate will negatively affect the value of the Index.

•	The Index Contains Embedded Costs. As described in more detail under “Index Rules” below, the Index contains an embedded servicing cost of 0.50% per annum, calculated on a daily basis. Such cost is deducted when calculating the level of the Index and will thus reduce the return of the Index.

•	An Investment in Instruments Linked to the Index Involves Risks Associated with Emerging Markets
Equities and Bonds, Currency Exchange Rates and Commodities. ETFs representing foreign equities (including emerging markets equities) can constitute up to 70% of the Index. The Index can also consist of certain ETFs representing emerging markets bonds. Therefore, an investment in instruments linked to the Index involves risks associated with the securities markets in those foreign markets and emerging markets countries, including but not limited to risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. In addition, because the price of an ETF representing foreign securities is generally related to the U.S. dollar value of securities underlying the index tracked by such ETF, an investment in instruments linked to the Index involves currency exchange rate risk with respect to each of the currencies in which such securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region.

In addition, potential Index components also include ETFs representing commodities and thus investors in instruments linked to the Index are exposed to risks associated with commodities. Investments linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts. These factors may affect the prices of commodities and therefore the value of the Index and instruments linked to the Index, in varying and potentially inconsistent ways.

•	The Morgan Stanley 2 Year Treasury Index Can Produce Negative Returns, Which May Have an Adverse Effect on the Level of the Respective Sub-Indices, and Consequently, the Level of the Index. The index methodology for the Morgan Stanley 2 Year Treasury Index was developed based on historical data and conditions, and there can be no assurances that the methodology can generate positive performance in the future. Therefore, the past performance of the Morgan Stanley 2 Year Treasury Index, whether actual or retrospectively calculated, is not a reliable indication of future performance. Poor performance by the Morgan Stanley 2 Year Treasury Index will have a negative effect on the performance of the respective Sub-Indices, and consequently on the performance of the Index.

•	Morgan Stanley & Co. LLC, Which Is a Subsidiary of Morgan Stanley, Is Both the Calculation Agent and the Index Sponsor. Morgan Stanley & Co. LLC retains the final discretion as to the manner in which the Index is calculated and constructed. Morgan Stanley & Co. LLC may change the methodology of the Index or discontinue the publication of the Index without prior notice and such changes or discontinuance may affect the value of the Index. Morgan Stanley & Co.’s calculations and determinations in relation to the Index shall be binding in the absence of manifest error. In performing its duties as the Calculation Agent and the Index Sponsor, Morgan Stanley & Co. LLC may have interests adverse to the interests of an investor in an instrument linked to the Index, which may affect the value of the Index.

•	Adjustments to the Index Could Adversely Affect the Value of Instruments Linked to the Index. Morgan Stanley & Co. LLC, as the Calculation Agent and the Index Sponsor, can add, delete and/or substitute the Index Components, and can make other methodological changes required by certain events relating to the Index Components. Any of these actions could adversely affect the value of instruments linked to the Index. Morgan Stanley & Co. LLC may also discontinue or suspend calculation or publication of the Index at any time. Morgan Stanley & Co. LLC could have an economic interest that is different than that of investors in instruments linked to the Index.

•	Investing in Instruments Linked to the Index is not Equivalent to Investing in the Index. Investing in instruments linked to the Index is not equivalent to investing in the Index or its component ETFs or the Morgan Stanley 2 Year Treasury Index. Investors in instruments linked to the Index will not have voting rights or rights to receive dividends or other distributions or any other right with respect to the component ETFs of the Index.

•	Reliance on Information. Unless otherwise stated, all calculations are based on information obtained from various publicly-available sources. Morgan Stanley has relied on these sources and not independently verified the information extracted from these sources. Morgan Stanley shall not be liable in any way for any calculations it performs in reliance on such information. The information used to undertake the Monthly Rebalancings for the Sub-Indices will be the most up-to-date information available.

•	Research. Morgan Stanley may issue research reports on securities that are, or may become, constituents of an Index Component or an Index Component. These reports are entirely independent of the Calculation Agent’s obligations hereunder. Morgan Stanley will be under no obligation to make any adjustments to the Index or to reflect any change in outlook by Morgan Stanley Research.

•	Conflicts of Interest. Morgan Stanley and its affiliates may from time to time engage in transactions involving constituents of an Index Component or one of the Index Components for their proprietary accounts and/or for accounts of their clients, may act as market-maker in such constituents and/or be providing underwriting, banking, advisory or other services to the issuers of such constituents. Such activities may not be for the benefit of the holders of investments related to the Index and may have a positive or negative effect on the value of the constituents or Index Components and consequently on the value of the Index. In addition, Morgan Stanley and its affiliates may from time to time act in other capacities, such as the issuer of investments, advisor thereof, calculation agent or index sponsor. Morgan Stanley and its affiliates may also issue derivative instruments in respect of such constituents or Index Components and the use of such derivatives may affect the value of the constituents or the Index Components and consequently the value of the Index. In its role in relation to investments linked to the Index, Morgan Stanley or its affiliates may enter into hedging transactions in respect of the constituents or Index

Components or related instruments which may or may not affect the value of such constituents or Index Components. In addition, the unwinding of such hedging transactions may also affect the value of such constituents or Index Components, which may in turn affect the value of the Index. Such activities may present conflicts of interest which may affect the level of the Index.

• The Index is the exclusive property of Morgan Stanley.

“Morgan Stanley ETF-MAP 2 Index” is a Morgan Stanley proprietary index. Any use of this Index or its name must be with the written consent of Morgan Stanley.

Investments in securities linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, you should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to your particular circumstances. This index supplement contains market data from various sources other than Morgan Stanley and its affiliates, and, accordingly, neither Morgan Stanley nor any of its affiliates make any representation or warranty as to the market data’s accuracy or completeness. All information is subject to change without notice. Morgan Stanley and its affiliates may make a market or deal as principal in securities referencing the Index or in options, futures or other derivatives based thereon. Any historical composite performance records included in this index supplement are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the index included in this index supplement. No representation is being made that the Index will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

This material is not a product of Morgan Stanley Research Departments. Investments in securities referencing the Index may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Morgan Stanley and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. Morgan Stanley is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a Morgan Stanley entity qualified in their home jurisdiction unless governing law permits otherwise.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”). The Index is not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

The Morgan Stanley 2 Year Treasury Index has been developed by Morgan Stanley & Co. LLC (the “Sponsor'') and will be calculated and rebalanced by Morgan Stanley & Co. LLC (acting in such capacity as the ''Calculation Agent''). The Morgan Stanley 2 Year Treasury Index, including its name, methodology and levels (the “Index Information”) is the exclusive property of the Sponsor. Unless specifically agreed by the Sponsor, no third party is authorised to use the Index Information in any way. The Sponsor and its affiliates disclaim any responsibility for any unauthorised use of the Index Information by any third party intending to promote, sponsor, endorse, market, offer, sell, distribute or reference the Index Information or any product, service or contract relating or linked to or otherwise referencing the Index Information.

“S&P®”, “S&P 500®” and “SPDR®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”). The Index is not sponsored, endorsed, sold, or promoted by S&P or the SPDR® Gold Trust (together, the “Trusts”). S&P and the Trusts make no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index. S&P and the Trusts have no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

“PowerShares®” is a registered trademark of Invesco PowerShares Capital Management LLC (“Invesco PowerShares”). The Index is not sponsored, endorsed, sold, or promoted by Invesco PowerShares. Invesco PowerShares make no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index. Invesco PowerShares have no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

“Vanguard®” is a registered mark of The Vanguard Group, Inc. (“Vanguard”). The Index is not sponsored, endorsed, sold, or promoted by Vanguard. Vanguard makes no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index. Vanguard has no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

Description of Index Methodology

This section outlines the key steps in constructing the Index, including the timing and methodology of the Index calculation and adjustment. In general, the construction of the Asset Portfolio for each Sub-Index is based on the principles of modern portfolio theory and the efficient frontier. The fundamental premise of modern portfolio theory is that the weighting of assets in an investment portfolio should be based not only on the individual risk and return characteristics of each asset but also on each asset’s relationship, in terms of correlation, volatility and return, to the other portfolio components. The efficient frontier represents a set of portfolios constructed using modern portfolio theory concepts, each of which has a different risk and return profile. An investor choosing a portfolio from the “efficient frontier” should, the theory says, be maximizing returns for the chosen level of risk.

The Index Methodology is applied to the Sub-Index scheduled for monthly rebalancing on the specific rebalancing date (the “Rebalancing Selection Date”) to determine the Asset Portfolio for such Sub-Index that had the maximum historical return with 5% annualized volatility during the prior 63-trading-day period (the “Monthly Rebalancing”). Beginning on the trading day after the Rebalancing Selection Date and continuing for a period of several trading days (each such trading day, a “Rebalancing Date”), the weight of each Index Component is adjusted from its prior level and the new Asset Portfolio for the applicable Sub-Index is formed.

Inputs to the Index Methodology include the historical returns and historical volatilities of each Index Component as well as the historical correlations between any two Index Components. All levels are calculated on an annualized basis over the preceding 63-trading-day calculation window, with more recent data emphasized for volatility and correlation calculations. The Index Methodology also applies pre-defined limits for Index Component weightings and sector exposures.

To calculate the Daily Allocation between the Asset Portfolio and cash for each Sub-Index, on each business day the Calculation Agent determines the realized volatility of the Asset Portfolio for each Sub-Index over a shorter-term and a longer-term period (the greater of which is the “Realized Volatility”). If the Realized Volatility for a Sub-Index exceeds 5.5%, the allocation to the Asset Portfolio for such Sub-Index will be decreased, with the objective of reducing Index volatility, and if the Realized Volatility is below 5%, the allocation to the Asset Portfolio for such Sub-Index may be increased. In each case, the Asset Portfolio allocation for each Sub-Index will generally equal the Volatility Target divided by its Realized Volatility, subject to a maximum of 100%. For example, if the Realized Volatility of a Sub-Index is 7.5%, the allocation to the Asset Portfolio for such Sub-Index will equal the 5% Volatility Target divided by its 7.5% Realized Volatility, or 66.67%. Volatility is a market standard statistical measure of the magnitude and frequency of price changes of a financial asset over a period of time, used to express the riskiness of the asset. Note, however, that volatility does not identify the direction of the asset’s price movement.

Because the Realized Volatility metric used to determine exposure of each Sub-Index to its respective Asset Portfolio is the greater of shorter-term and longer-term volatility, Realized Volatility for the Sub-Indices will increase more quickly when daily volatility increases, and Index exposure to the respective Asset Portfolios will be correspondingly reduced. Conversely, Realized Volatility for the Sub-Indices will decrease more slowly when daily volatility decreases, resulting in a more gradual increase in allocations to the respective Asset Portfolios.

The Daily Allocations with respect to the Sub-Indices will only seek to adjust the volatility of the Index and will not attempt to optimize the asset allocations within the respective Asset Portfolios. Because the Index will not use leverage it may not be possible to achieve the Volatility Target of 5% during periods of very low volatility.

Index Rules

• The maximum asset weightings on each Rebalancing Date for each market sector and for each Index Component within a given market sector are specified in the table below.

• Asset weightings will not be rebalanced between each respective Monthly Rebalancing for the Sub-Indices due to changes in market value of Index Components.

• If between Monthly Rebalancings the Realized Volatility of a Sub-Index exceeds 5.5% or falls below 5%, the allocation to the Asset Portfolio for such Sub-Index may be adjusted pursuant to the Daily Allocation as described above.

•	The allocation to the Asset Portfolio for each Sub-Index will equal the Volatility Target divided by its observed historical volatility, subject to a maximum of 100%.

•	The sum of allocations to the respective Asset Portfolio and cash will not exceed 100% for any Sub-Index. Because the Index will not use leverage it may not be possible to achieve the Volatility Target of 5% during periods of very low volatility.

•	The level of the Index tracks the average daily returns of the Sub-Indices, which are calculated on an excess return basis. Specifically, the level of each Sub-Index is determined by the weighted return of the Asset Portfolio for such Sub-Index reduced by the return on an equivalent cash investment receiving the Federal Funds rate.

•	A servicing cost of 0.50% per annum, calculated on a daily basis, is deducted when calculating the Index Level.

Index Components

The potential Index Components that can be included in the Sub-Indices, and therefore the Index, at any time and the maximum asset weightings on each Rebalancing Date for each market sector and for each Index Component within a given market sector are specified in the table below.

SEctor And Maximum Weight	Asset Class	index Components	MaxIMUM ASSET Weight
Short-Term Treasuries 100%	Short-Term Treasuries	Morgan Stanley 2 Year Treasury Index	100%
Foreign Equity 70%	Developed Market Equities	iShares MSCI EAFE Index Fund	35%
	Emerging Market Equities	Vanguard FTSE Emerging Markets ETF	35%
	Japan Equities	iShares MSCI Japan ETF	35%
US Equity 50%	US Large Cap Equities	SPDR S&P 500 ETF Trust	50%
	US Low Volatility Equities	PowerShares S&P 500 Low Volatility Portfolio	10%
Bonds 75%	Senior Loan	PowerShares Senior Loan Portfolio	10%
	20+ Year Treasuries	iShares Barclays 20+ Year Treasury Bond Fund	25%
	7-10 Year Treasuries	iShares Barclays 7-10 Year Treasury Bond Fund	25%
	High Yield Bonds	iShares iBOXX High Yield Corporate Bond Fund	25%
	Investment Grade Corporate Bonds	iShares iBOXX Investment Grade Corporate Bond Fund	10%
	Emerging Markets Bonds	iShares JP Morgan USD Emerging Markets Bond Fund	15%
Alternative Investments 50%	Gold	SPDR Gold Trust	25%
	Real Estate	iShares Dow Jones U.S. Real Estate Index Fund	25%

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